UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2013 First Quarter Preliminary Operating Results

On April 26, 2013, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2013. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		1Q 2013	4Q 2012*	% Change Increase (Decrease) (Q to Q)	1Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	6,202,554	6,010,999	3.19	6,921,293	(10.38)
	Cumulative	6,202,554	25,395,465	—	6,921,293	(10.38)
Net operating profit	Specified Quarter	532,865	273,743	94.66	809,410	(34.17)
	Cumulative	532,865	2,432,198	—	809,410	(34.17)
Profit before income tax	Specified Quarter	547,736	171,996	218.46	807,991	(32.21)
	Cumulative	547,736	2,298,644	—	807,991	(32.21)
Profit for the period	Specified Quarter	412,916	115,294	258.14	608,646	(32.16)
	Cumulative	412,916	1,740,795	—	608,646	(32.16)
Profit attributable to shareholders of the parent company	Specified Quarter Cumulative	411,458	110,556	272.17	604,939	(31.98)
		411,458	1,731,696	—	604,939	(31.98)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating results of Kookmin Bank (consolidated)

(Won in millions, %)		1Q 2013	4Q 2012*	% Change Increase (Decrease) (Q to Q)	1Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	4,862,670	4,801,723	1.27	5,212,116	(6.70)
	Cumulative	4,862,670	19,421,892	—	5,212,116	(6.70)
Net operating profit	Specified Quarter	376,063	133,678	181.32	691,309	(45.60)
	Cumulative	376,063	1,952,204	—	691,309	(45.60)
Profit before income tax	Specified Quarter	391,090	81,507	379.82	692,024	(43.49)
	Cumulative	391,090	1,882,477	—	692,024	(43.49)
Profit for the period	Specified Quarter	295,857	53,879	449.11	526,433	(43.80)
	Cumulative	295,857	1,440,785	—	526,433	(43.80)
Profit attributable to shareholders of the parent company	Specified Quarter Cumulative	295,812	53,833	449.50	526,294	(43.79)
		295,812	1,440,416	—	526,294	(43.79)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Operating results of KB Kookmin Card Co., Ltd. (consolidated)

(Won in millions, %)		1Q 2013	4Q 2012*	% Change Increase (Decrease) (Q to Q)	1Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	714,376	741,990	(3.72)	723,250	(1.23)
	Cumulative	714,376	2,921,167	—	723,250	(1.23)
Net operating profit	Specified Quarter	124,738	125,793	(0.84)	92,885	34.29
	Cumulative	124,738	385,539	—	92,885	34.29
Profit before income tax	Specified Quarter	124,760	124,356	0.32	93,120	33.98
	Cumulative	124,760	381,205	—	93,120	33.98
Profit for the period	Specified Quarter	95,588	95,138	0.47	71,169	34.31
	Cumulative	95,588	290,741	—	71,169	34.31
Profit attributable to shareholders of the parent company	Specified Quarter Cumulative	95,588	95,138	0.47	71,169	34.31
		95,588	290,741	—	71,169	34.31

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 26, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO